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                             December 2, 2021

       Kuk Hyoun Hwang
       Chief Executive Officer
       Bellevue Life Sciences Acquisition Corp.
       10900 NE 4th Street, Suite 2300
       Bellevue, WA 98004

                                                        Re: Bellevue Life
Sciences Acquisition Corp.
                                                            Amended Draft
Registration Statements on Form S-1
                                                            Submitted November
5, 2021 and November 16, 2021
                                                            CIK 0001840425

       Dear Mr. Hwang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted November 5, 2021

       General

   1. We note that the warrants are exercisable 30 days after the consummation of the initial business combination.
Since the warrants may be exercisable within one year, please include in the
registration statement the common stock underlying the warrants. See
                                                        Compliance and
Disclosure Interpretations Securities Act Sections Question 103.04.
   2. We note the exclusive forum provision in the warrant certificate and warrant agreement.
                                                        Please provide clear
disclosure of this provision in the prospectus.
 Kuk Hyoun Hwang
FirstName LastNameKuk    Hyoun Hwang
Bellevue Life Sciences Acquisition Corp.
Comapany2,
December   NameBellevue
             2021        Life Sciences Acquisition Corp.
December
Page 2    2, 2021 Page 2
FirstName LastName
Index to Financial Statements, page F-1

3. We note you included financial statements as of and for the nine months ended September
         30, 2021 in your amended filing. Please further revise your filing to include the corresponding period of the preceding fiscal year for the Statements of Operations,
         Statements of Changes in Stockholder's Equity (Deficiency), and Statements of Cash
         Flows. Please refer to Rule 3-02 and Rule 3-04 of Regulation S-X.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Gary J. Kocher